Exhibit 99.5

NEWS RELEASE

DATE: March 22, 2002

FOR IMMEDIATE RELEASE:

CENTURION SPUDS FARAG-1 WELL IN EGYPT

Mr. Said Arrata, President & CEO announces that the Farag-1 well has spudded on the West Gharib concession in Egypt. This is the third well in the current exploration program on the block operated by Tanganyika Oil Company Ltd. Centurion has a 30% working interest. The Farag-1 well is targeting the Miocene Upper Rudeis reservoir as well as the deep Nubia reservoir, two of the most prolific reservoirs producing in the region. This well will be the company's first exploration well targeting the Nubia reservoir on the West Gharib concession. The well will be drilled to an approximate depth of 10,500 feet. The Farag structure is located approximately 12 kilometers northeast of the Hana field.

The Farag-1 well will be drilled between two exploratory wells that had good oil shows. The two wells provide good well control and support to the new 3-D seismic interpretation. The new 3-D seismic acquired by the company revealed substantial subsurface details not previously seen on the 2-D seismic that was acquired in the 1970's and 1980's, but accurate mapping of the Nubia structures from seismic alone is still a difficult process. Having good well control to back up the seismic interpretation assists greatly with the interpretation and drilling program.

Certain statements in this News Release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:

Said S. Arrata, President and CEO, or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
 E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com